SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (AMENDMENT NO. 9)(1)

                         MICHAEL ANTHONY JEWELERS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   594060 10 5
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                                 (CUSIP Number)

                             M. Frances Durden, Esq.
                         Michael Anthony Jewelers, Inc.
               115 South Macquesten Parkway, Mt. Vernon, NY 10550
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)

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CUSIP NO.        594060 10 5            13D            PAGE  2  OF  3 PAGES
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1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Paolercio, Jr. ###-##-####
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*                                                   (a) [   ]
                                                                       (b) [ X ]

              Reporting  person is the  brother of Michael W.  Paolercio  who is also filing a Form 13D.
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3             SEC USE ONLY
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4             SOURCE OF FUNDS*
               PF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [  ]
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6             CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S. Citizen
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   NUMBER OF SHARES      7           SOLE VOTING POWER
 BENEFICIALLY OWNED BY                   808,000
   EACH REPORTING        -------------------------------------------------------
    PERSON WITH          8           SHARED VOTING POWER
                                               0
                         -------------------------------------------------------
                         9           SOLE DISPOSITIVE POWER
                                         808,000
                         -------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER
                                               0
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  808,000
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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      [  ]

               458,000  shares  are held in trust for the  children of reporting person.  Reporting person disclaims  beneficial ownership of such shares.
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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11%
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14             TYPE OF REPORTING PERSON*
                 In
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Anthony Paolercio,  Jr. hereby further amends (the "Amendment") the Statement on
Schedule 13D dated December 18, 1986, as first amended on July 24, 1990 and as further amended on November 9, 1990, October 24, 1991, October 30, 1992, April 23, 1993, December 28, 1993, January 18, 1994 and June 22, 1994, relating to the Common Stock, $.001 par value per share ("Common Stock") of Michael Anthony Jewelers, Inc. (the "Company"), as follows:

Item 4.           PURPOSE OF  TRANSACTION.

         Mr. Paolercio is filing this Amendment since he purchased an aggregate of 100,000 shares of the Company's Common Stock on May 8, May 13 and May 14, 1998 in the open market. On November 1, 1995, Mr. Paolercio gifted 5,000 shares of the Company's Common Stock to a family member and 500 shares to a friend. The gifts in 1995 were reported on a Form 5, but were not reported on an amendment to the Form 13D filing since it was not material in amount or otherwise.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Stock and percentage of Common Stock of the Company owned directly by Anthony Paolercio, Jr. is 808,000 shares or approximately 11% of the Company's outstanding Common Stock. Mr. Paolercio disclaims beneficial ownership of an aggregate of 458,000 shares of Common Stock held by trusts established for the benefit of his minor children.

         (b) Mr. Paolercio has sole power to vote or direct the vote of 1,266,000 Shares. He has the sole power to dispose of or direct the disposition of 808,000 Shares.

         (c) Mr. Paolercio made the following  purchases of the Company's Common
Stock: On May 14, 1998 he purchased 25,000 shares in the open market at a price of $2.50 per share; on May 13, 1998 he purchased 25,000 shares at a price of $2.50 per share; on May 8, 1998, he purchased 50,000 shares at a price of $2.3125 per share. All of the above purchases were made from Mr. Paolercio's personal funds.

         (d)      Not applicable.

         (e)      Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to the Statement on Schedule 13D concerning Michael Anthony Jewelers, Inc. is true, complete and correct.

Dated:  May 27, 1998                    BY: /s/: ANTHONY PAOLERCIO, JR.
                                                --------------------------------
                                                 Anthony Paolercio, Jr.



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